Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF CLASS A MEETING

to be held on Tuesday, November 1, 2022

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated September 15, 2022. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) of Tuya Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on Tuesday, November 1, 2022 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on September 30, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on September 30, 2022, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

In order to be eligible to vote and attend the Class A Meeting, with respect to Class A Ordinary Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, September 30, 2022, Hong Kong time; and with respect to Class A Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Thursday, September 29, 2022, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares on the Share Record Date will be entitled to vote and attend the Class A Meeting.

*	For identification purpose only

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of Shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of Class A Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on Saturday, October 29, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

September 15, 2022

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as the executive Directors, Ms. HONG Jing as the non-executive Director, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.